82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031247

REGISTRANT'S NAME Consolidated Pine Channel Gold Corp

*CURRENT ADDRESS

PROCESSED

APR 25 2002 P

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2583 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

File No. 82-2583.

CONSOLIDATED

PINE CHANNEL GOLD CORP.

Annual Report
&
Proxy Information Circular

02 APR 16 AM 11:07

2002

AR/S
10-31-01

Contents

*

Notice of Annual General Meeting

*

Proxy Information Circular

*

Audited Annual Financial Statements

Accompanying Documents

*

Instrument of Proxy

*

Supplementary Mailing List Return Letter

#921, 470 GRANVILLE STREET, VANCOUVER, B.C. V6C 1V5, CANADA TELEPHONE (604) 684-5118 FAX (604) 682-8566

CONSOLIDATED PINE CHANNEL GOLD CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Consolidated Pine Channel Gold Corp. (the "Company") will be held on **Tuesday, April 30th, 2002, at 9:00 a.m.** (Vancouver time) at 921 - 470 Granville Street, Vancouver, British Columbia, for the following purposes:

1. To receive and consider the audited annual financial statements of the Company for its fiscal year ended October 31, 2001, together with the Auditors' Report thereon dated February 5, 2002;

2. To elect Directors for the ensuing year;

3. To appoint Ellis Foster, Chartered Accountants, as the Company's auditor for the ensuing year;

4. To authorize the directors to fix the auditor's remuneration;

5. To authorize the directors to amend the exercise price of stock options previously granted to directors, senior officers, employees and other insidersof the Company;

6. To approve the transaction of such other business as may properly be transacted at or come before the meeting or any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 921 - 470 Granville Street, Vancouver, B.C., during normal business hours up to **April 30, 2002,** being the date of the Meeting, and at the Meeting.

The directors of the Company have fixed **March 12, 2002** as the record date for the determination of the members entitled to receive this Notice.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 12th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

T. Andrew Parker
Secretary

CONSOLIDATED PINE CHANNEL GOLD CORP.
Suite 921 - 470 Granville Street
Vancouver, British Columbia, V6C 1V5, Canada
Telephone (604) 684-5118

INFORMATION CIRCULAR AS AT MARCH 12, 2002

SOLICITATION OF PROXIES

This Proxy Circular accompanies the Notice of the **April 30th, 2002** Annual General Meeting (the "Meeting") of the shareholders of **Consolidated Pine Channel Gold Corp.** (the "Company") and is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

This solicitation of proxies is being made by mail but may be supplemented by telephone or other personal contact made by officers or employees of the Company without special compensation therefor. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principals' authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

This proxy is solicited by the management of the Company. The persons named in the enclosed form of proxy (the "Form of Proxy") are, respectively, the President and the Secretary of the Company.

A registered shareholder of the Company or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder (each, a "shareholder:), has the right to appoint an individual to attend and act for him and on his behalf at the Meeting other than one of the persons named in the enclosed Form of Proxy. A shareholder who does not wish to appoint either of the persons so named should insert, in the blank space provided, the name and address of the individual whom he wishes to appoint as proxyholder. That individual need not be a shareholder.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the Meeting at any time before the vote is cast.

A shareholder who has given a proxy may revoke it before it is exercised by an instrument in writing executed in the same manner as a proxy and delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B. C., V6C 3B8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the chairman of the Meeting prior to such Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner provided or permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Proxy Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

The Company is not now aware of any amendment to or variation of any of the matters identified in the accompanying Notice of Meeting or of any other matter on which action is to be taken at the Meeting. A proxy in the enclosed form will, however, confer discretionary authority on a proxyholder named therein to vote on any amendment to or variation of any matter that may properly come before the Meeting.

VALIDITY OF PROXY

A proxy will not be valid unless signed by the shareholder or the shareholder's agent duly authorized in writing or, if the shareholder is a corporation, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a shareholder then the empowering instrument or a notarial copy thereof must accompany the proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF SECURITIES

The Company is authorized to issue 100,000,000 Common Shares without par value the ("Common Shares"). As at March 12, 2001, the Company had outstanding **27,673,630** common shares without par value. Only holders of Common Shares are entitled to vote at the Meeting and each share carries the right to one non-cumulative vote. The directors of the Company have fixed **March 12, 2002** as the record date for the determination of the shareholders entitled to receive notice of or vote at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who or corporations which beneficially own, directly or indirectly, hold, or who exercise control or direction over voting shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company are:

Name of Shareholder	Number of Shares Held	Percentage Of Total
Nil	n/a	n/a

Any shareholder of record at the close of business on the Record Date, **Tuesday, March 12th, 2002**, who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to receive the Notice of Meeting and to vote or to have his shares voted at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this item, "Executive Officers" means the chairman and any vice-chairman of the board of directors, where that person performs the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit and any officer of the Corporation or of a subsidiary who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation or subsidiary.

1. Number of Executive Officers of the Corporation: Two
2. Aggregate cash consideration paid or payable to Executive Officers for services rendered for the Company's fiscal year ended October 31, 2001: $46,967.
3. Options: The guidelines determining the shares of the Corporation reserved for option to Executive officers are set out in the Canadian Venture Exchange Policy 4.4, *"Director, Officer and Employee Stock Options"*.

Executive Compensation

The following table sets forth, for each of the Corporation's three most recently completed financial years, the compensation of the President (also referred to herein as the "CEO") and the four most highly compensated executive officers of the Corporation, other than the CEO. No persons earned in excess of $100,000 per annum during such periods. The CEO and the Secretary are therefore the only "Named Executive Officers".

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($) (2)	Other Annual Compen-sation ($)	Securities Under Options/ SARs (3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (4) payouts ($)	
Dale W. Hoffman (deceased) formerly President and Chief Executive Officer	1999 2000 2001	- - -	- - -	$30,000 $30,000 $ 7,865	362,000(5) 362,000(5) 362,000(5)	- - -	- - -	- - -
Richard G. Walker President and Chief Executive Officer	1999 2000 2001	- - -	- - -	$0 $0 $20,000	369,000(5) 369,000(5) 369,000(5)	- - -	- - -	- - -
John D. Harvey formerly Vice-President, Exploration	1999 2000 2001	- - -	- - -	$0 $0 $0	Nil 400,000(5) n/a			
T. Andrew Parker Secretary	1999 2000 2001	- - -	- - -	$17,531 $14,693 $19,102	136,500(5) 750,000(5) 750,000(5)	- - -	- - -	- - -

Notes: (1) 12 months ended October 31, for each year

(2) Bonus amounts are paid in cash in the year following the year in which they are earned.

(3) Stock appreciation rights.

(4) Long-term incentive plan.

(5) Comprised of common shares subject to option.

Options and Appreciation Rights:

No stock options were granted to any of the Named Executive Officers during the most recently completed financial year (November 1, 2000 to October 31, 2001) (the "Financial Period"). No stock options were exercised by the Named Executive Officers during the Financial Period.

As at March 12, 2002, share purchase options are outstanding to the Named Executive Officers on a total of 1,119,000 shares. There have been no incentive stock options granted to nor exercised by the Named Executive Officers subsequent to the Financial Period.

Pension Plan

The Corporation does not have any pension plan arrangements in place.

MANAGEMENT CONTRACTS

The amount of $7,865 was paid or was payable to D. W. Ventures Inc., a company controlled by the former President of the Company, now deceased, for the fiscal year ended October 31, 2001, pursuant to a Management Agreement dated May 1, 1990. During the period a total of $20,000 was paid or was payable to Richard G. Walker, the President of the Company, pursuant to a directors' resolution. During the same period amounts were paid or were payable to Infineer Services Inc., a company controlled by the Secretary of the Company, of $17,406 for office rent and disbursements (at cost) and of $19,102 for corporate services rendered.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the beginning of the last completed fiscal year, no insider of the Company, nominee for director, nor any associate or affiliate of an insider or a nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company, except as otherwise disclosed herein.

Reference should also be made to the heading "Directors' and Employees' Incentive Stock Options" for further particulars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein. For the purpose of this paragraph "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed fiscal year, no loans have been made, nor are any loans proposed to be made, to directors, senior officers, proposed nominees and/or their associates or affiliates.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Corporation. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE CORPORATION HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	**Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years**	**First and Present Position with the Company**	**Approximate no. of voting securities beneficially owned, directly or indirectly, or over which direction or control is exercised**
Richard G. Walker Canada	President, Chief Executive Officer and a director of Shane Resources Ltd. and United Carina Resources Corp.	Director 1995 to date, President and Chief Executive Officer since February, 2001	124,000 (1)
***T. Andrew Parker** Canada	Secretary of the Company, President and CEO of Infineer Services Inc., the Secretary and a director of JNR Resources Inc. and United Carina Resources Corp.	Director and Secretary 1985 to date	5,000 (1)
***Richard T. Kusmirski** Canada	Self-employed consulting geologist; President, Chief Executive Officer and a director of JNR Resources Inc.; director of United Carina Resources Corp.	Director 2001 to date	220,000

* *(Members of the Audit Committee of the Board)*

- *Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.*

- *For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.*

- *Common shares beneficially owned by nominees (directly or indirectly or over which control is exercised) is based on information furnished to the Company by the nominees.*

(1) The Directors also hold share purchase options, as follows:

Name of Director	Non-transferable Share Purchase Warrants Held	Exercise Price	Expiry Date
Richard G. Walker	369,000	$0.21	03/06/2003
T. Andrew Parker	750,000	$0.15	11/13/2003
TOTAL	1,119,000		

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless otherwise directed, the persons named in the enclosed Instrument of Proxy will vote for the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. The Auditors were first appointed on February 4, 1986, by resolution of the directors.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

Incentive stock options may be granted to directors and employees of the Company and the exercise prices thereof may be amended in accordance with Policy 4.4 of the Canadian Venture Exchange. In summary, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 10% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be less than the Discounted Market Price (as defined in Canadian Venture Exchange Policy 1.1) based on the closing price of the Company's shares on the trading day immediately preceding the date on which the directors grant and publicly announce the options.

(b) Amending of Options

At the end of the most recently completed financial year (November 1, 2000 to October 31, 2001) and to the date of this Information Circular, the Company has granted incentive stock options to two directors of the Company. Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the directors and number of shares of the Company under option to each director.

The approval of the shareholders will be sought that a general authority be given to the directors to amend the exercise price of options granted to the directors, senior officers, employees and other insiders (collectively the "Optionees") of the Company until the next Annual General Meeting of the Company, to exercise prices per share as are agreed upon and at the discretion of the Board of Directors, in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction and that no further resolution or approval by the shareholders shall be required for the implementation thereof.

(c) Summary of Number of Securities under Option

In summary, incentive stock options to purchase common shares without par value granted during prior periods are on a total of 1,119,000 shares as at the date hereof, all of which pertain to insiders.

Management is seeking shareholder approval to the following ordinary resolution:

> "RESOLVED as an ordinary resolution that a general authority be given to the directors to amend the exercise price of stock options previously granted to directors, senior officers, employees and other insiders (collectively, the "Optionees") of the Company, until the next Annual General Meeting of the Company, to such prices per share as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange, and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction, and that no further resolution or approval by the members shall be required for the implementation thereof."

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X____ **Schedule A**
_____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL:info@pinechannel.com

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED OCTOBER 31, 2001

DATE OF REPORT MARCH 19, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 03 /20
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 03 /20
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

Financial Statements

October 31, 2001 and 2000

Index

Auditors' Report

Balance Sheet

Statement of Operations and Deficit

Statement of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

CONSOLIDATED PINE CHANNEL GOLD CORP.

We have audited the balance sheets of **Consolidated Pine Channel Gold Corp.** as at October 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Ellis Foster

Vancouver, Canada
February 5, 2002

Chartered Accountants

CONSOLIDATED PINE CHANNEL GOLD CORP.

Balance Sheet
October 31, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 6,751	$ 110,128
Marketable securities	6,500	-
Accounts receivable	5,693	73,484
	18,944	183,612
Capital assets (note 4)	4,837	6,261
Mineral properties and rights (note 5)	1,755,690	2,043,810
	$ 1,779,471	$ 2,233,683
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 76,731	$ 15,673
Due to a director, non-interest bearing	5,000	-
	81,731	15,673
SHAREHOLDERS' EQUITY		
Share capital (note 6)	11,550,215	11,550,215
Deficit	(9,852,475)	(9,332,205)
	1,697,740	2,218,010
	$ 1,779,471	$ 2,233,683

Approved by the Directors: [signature] Richard G. Walker [signature] T.A. Parker

ELLIS FOSTER

CONSOLIDATED PINE CHANNEL GOLD CORP.

Statement of Operations and Deficit
Years Ended October 31, 2001 and 2000

		2001		2000
Deferred exploration and development costs				
Saskatchewan Kimberlite	$	70,418	$	20,657
Stanley Mission		3,234		-
		73,652		20,657
Administration costs				
Amortization		1,424		1,565
Automobile		378		1,638
Bank and loan interest		284		352
Contract wages		3,733		-
Corporate services		19,102		14,693
Filing fees		4,960		12,154
General meetings		6,254		5,741
Insurance		735		525
Management fees		27,865		30,000
Office expense		10,232		15,228
Premises expense		7,905		6,178
Professional fees		23,993		22,687
Shareholder relations		6,033		8,888
Telecommunications		2,858		7,834
Transfer agent		3,238		3,551
Travel and promotion		1,454		13,170
Wages and benefits		23,380		69,636
		143,828		213,840
Interest income		(1,423)		(8,146)
		142,405		205,694
Total costs		216,057		226,351
Less deferred costs		(73,652)		(20,657)
Less cost recoveries		(11,816)		(48,183)
Operating loss for the year		130,589		157,511
Provision for uncollectible advances to a related party (note 8)		20,067		398,035
Mineral property costs abandoned		265,282		1,196,024
Loss on disposal of marketable securities		340		1,035
Writedown of marketable securities		62,000		-
Income and capital taxes		41,992		116
Loss for the year		520,270		1,752,721
Deficit, beginning of year		9,332,205		7,579,484
Deficit, end of year	$	9,852,475	$	9,332,205
Loss per share	$	0.02	$	0.07
Weighted average number of common shares outstanding		27,673,630		25,380,288

CONSOLIDATED PINE CHANNEL GOLD CORP.

Statement of Cash Flows
Years Ended October 31, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities		
Operations		
Loss for the year	$ (520,270)	$ (1,752,721)
Items not involving cash		
Amortization	1,424	1,565
Mineral property costs abandoned	265,282	1,196,024
Loss on disposal of marketable securities	340	1,035
Writedown of marketable securities	62,000	-
	(191,224)	(554,097)
Cash provided by (invested in) non-cash working capital		
Decrease in accounts receivable	67,791	97,631
Increase (decrease) in accounts payable and accrued liabilities	61,058	(6,260)
Increase (decrease) in amount due to a director	5,000	(3,039)
	(57,375)	(465,765)
Cash flows from financing activities		
Issue of share capital for cash	-	470,000
Cash flows from (used in) investing activities		
Deferred exploration expenses	(50,152)	(20,657)
Acquisition of mineral properties rights, for cash	(10,510)	(10,394)
Proceeds from disposal of marketable securities	14,660	7,785
Purchase of capital assets	-	(1,420)
	(46,002)	(24,686)
Decrease in cash and cash equivalents	(103,377)	(20,451)
Cash and cash equivalents, beginning of year	110,128	130,579
Cash and cash equivalents, end of year	$ 6,751	$ 110,128

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to recover certain receivables for which an allowance has been created, to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Significant Accounting Policies (continued)

Joint Venture Operations

These financial statements include the accounts of the Company's proportionate share of the assets, liabilities, revenues and expenses of two unincorporated joint ventures in which it participates (note 8).

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The Company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 20% per annum.

3. Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of 3 months or less when purchased. As at October 31, 2001, there were no cash equivalents.

Income Taxes

Income taxes are accounted for using the assets and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2001	Net Book Value 2000
Office equipment	$ 25,196	$ 20,359	$ 4,837	$ 6,261

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at October 31, 2001	Total at October 31, 2000
Saskatchewan (Metals)				
CBS 8175 (North Athabasca)				
Deferred administration	$ -	$ 18,261	$ 18,261	$ 18,261
Property & exploration	6,295	482,964	489,259	489,259
Norite (Axis Lake) project	52,860	122,259	175,119	175,119
Marble Cove project	10,723	7,557	18,280	18,040
Pistol Lake project	4,153	124,748	128,901	186,687
Dickens Lake claims	90	-	90	-
Diane Lake claims	1,354	202,215	203,569	203,569
Stanley Mission claims	7,459	95,751	103,210	99,976
Saskatchewan kimberlite project	32,788	91,075	123,863	43,306
Property option recoveries	(14,000)	(84,780)	(98,780)	(51,779)
	101,722	1,060,050	1,161,772	1,182,438
Saskatchewan Diamond Project				
Molanosa Arch project	21,838	711,393	733,231	988,285
Golden Peaks joint venture	779	124,215	124,994	142,009
Mountain Province joint venture	-	15,805	15,805	21,093
Property option recoveries	-	(280,112)	(280,112)	(377,709)
	22,617	571,301	593,918	773,678
Alberta (Uranium)				
Fidler Point	-	-	-	25,692
Ontario Diamond Projects				
Other Ontario projects	-	-	-	9,070
Property option recoveries	-	-	-	(4,370)
	-	-	-	4,700
Newfoundland Projects				
Lush claims	-	-	-	18,802
Lewis claims	-	-	-	11,000
Noront properties	-	-	-	12,500
Crocker claims	-	-	-	11,000
Wade claims	-	-	-	4,000
	-	-	-	57,302
	$ 124,339	$ 1,631,351	$ 1,755,690	$ 2,043,810

5. **Mineral Properties and Rights** (continued)

(a) CBS 8175

The Company and JNR Resources Inc., an affiliated company, each hold a 50% interest in CBS 8175. To October 31, 2001, the Company had expended a total of $6,295 on acquisition and $482,964 on exploration of the claims making up this project.

(b) Norite Project claims

The Company holds a 100% interest in the remaining four claims comprising this project. Pursuant to an agreement dated January 31, 1997, the Issuer granted to United Carina Resources Corp. ("Carina") an option to acquire a 50% interest in the remaining claims. The option may be exercised by Carina completing a $10,000 property payment to the Issuer (made), and $900,000 of exploration of the 4 claims.

To October 31, 2001, the Company had net acquisition costs of $52,860 and net deferred exploration costs of $122,259 relating to the remaining claims.

(c) Marble Cove Dolomite Project

The Company acquired by staking agreement a group of 3 dolomite/marble quarrying parcels, upon which the Saskatchewan government has granted quarry leases. To October 31, 2001, the Company has expended $18,280 in acquisition, research and testing of the property.

(d) Pistol Lake Project

The Company acquired by staking, during late 1994 and early 1995, 11 claims in the Pistol Lake area of northeastern Saskatchewan, which it examined for the presence of an economic copper-zinc deposit. During the year ended October 31, 2001, six claims lapsed and the associated costs and cost recoveries were written off.

To October 31, 2001, the Company had expended $4,153 on staking and a total of $124,748 on exploration of the remaining claims.

Pursuant to an agreement dated February 26, 1997, the Issuer granted to Leader Mining International Inc. ("Leader") an option to acquire up to a 90% interest in the property. The option is exercisable, and Leader may earn an 80% working interest in the property by:

5. Mineral Properties and Rights (continued)

(i) issuing 10,000 common shares of Leader to the Issuer (received); and

(ii) completing $1,500,000 in exploration expenditures on the property, where $150,000 must be expended in the first year of the agreement;

Leader may then purchase a further 10% working interest in the property by payment of $10,000,000 to the Issuer. Thereafter, Leader's interest will be subject to a 2% net smelter return ("NSR") royalty, which may be reduced to a 1% NSR by payment to the Issuer of a further $2,000,000.

(e) Dickens Lake Claims

In August, 2000, the Company and United Carina Resources Corp. ("Carina") jointly staked mineral claims S-106625, S-106626 and S-106628 (the "Claims"), in the Dickens Lake area, Northern Mining District, Saskatchewan.

Pursuant to an agreement dated May 22, 2001, the Company and Carina granted an option to Masuparia Gold Corporation ("Masuparia") whereby Masuparia may acquire an interest of up to 70% in the Claims. Under the terms of the agreement, Masuparia may acquire a 51% interest in the Claims by:

(i) making a cash payment of $10,000 ($5,000 to each of the Company and Carina) by May 25, 2001 (paid); and

(ii) issuing 50,000 of its shares to each of the Company and Carina; and

(iii) making exploration expenditures on the Claims totalling $325,000 by not later than May 25, 2005, with a minimum of $25,000 expended in the first year and a minimum of $100,000 expended in each of the next three years.

After earning a 51% interest in the Claims, Masuparia may increase its working interest in the Claims to 70% by expending a further $500,000 on exploration of the Claims before May 25, 2008.

To October 31, 2001, the Company had expended a total of $90 on acquisition of the Claims.

5. Mineral Properties and Rights (continued)

(f) Diane Lake Claims

During 1998, the Company acquired this property by staking one mineral claim situated in the vicinity of Diane Lake, in northern Saskatchewan.

To October 31, 2001, the Company had expended $1,354 on acquisition costs and $202,215 on exploration of the claim.

(g) Stanley Mission Claims

During 1998, the Company acquired this property by staking five mineral claims in the vicinity of Stanley Mission, in northern Saskatchewan. To October 31, 2001, the Company had expended $7,459 on acquisition and $95,751 on exploration of the claims.

(h) Saskatchewan Kimberlite Project

During 2000, the Company and United Carina Resources Corp. ("Carina") acquired by staking 261 mineral claims in the Fort a la Corne area of north central Saskatchewan with the potential to host kimberlitic structures.

On April 5, 2000, the Company and United Carina Resources Corp. ("Carina") entered into a mineral property option agreement (the "Agreement") in which each of the Company and Carina have been granted the right to acquire a 50% interest in five mineral claims, situated in the Southern Mining District, Saskatchewan.

Under the terms of the Agreement, the Company has paid $3,000 to Kenneth Charles Gibson (the "Vendor"), in consideration for which the Vendor has granted to each of the Company and Carina the right and option to acquire a 50% interest in the claims, subject to a 2% net profits royalty interest ("NPI") in favour of the Vendor (the "Option"). The Option will be exercised and Company's interest earned by making expenditures on exploration of the claims of a total of $100,000 within two years, and issuing common shares to the Vendor as detailed below. The NPI may be reduced to a 1% NPI upon payment to the Vendor of $3,600,000.

The Company must:

(i) issue to the Vendor 80,000 shares upon receipt of Canadian Venture Exchange ("Exchange") acceptance of the Agreement;

5. Mineral Properties and Rights (continued)

(ii) within 12 months of Exchange acceptance of the Agreement and after its expenditure of $50,000 on exploration, a further 100,000 shares for each kimberlite structure identified on the claims upon Exchange approval; and

(iii) within 24 months of Exchange acceptance of the Agreement and after its expenditures of an aggregate $100,000 on exploration, a further 60,000 shares for each diamondiferous kimberlite structure identified on the claims, where "diamondiferous" means containing diamonds ex-ceeding 1 mm in diameter, upon Exchange approval.

The Company and Carina have also agreed to pay a finder's fee with respect to acquisition of the above-noted claims pursuant to an Undertaking To Pay Finder's Fee (the "Undertaking"), provided by the Company and Carina to Boris Mamchur (the "Finder") on March 9, 2000, in consideration of the Finder's agency in respect of the Agreement. The Undertaking provides for payment to the Finder in the form of:

(i) 60,000 shares of the Company upon Exchange acceptance of the Agreement;

(ii) upon Exchange approval, a further 40,000 shares of the Company after aggregate exploration expenditures of $100,000 and identification of one or more kimberlite structures on the claims; and

(iii) upon Exchange approval, a further 40,000 shares of the Company after aggregate exploration expenditures of $300,000 and confirmation that one or more kimberlite structures on the claims contains diamonds of greater than 1 mm in diameter.

Pursuant to a Letter Option Agreement dated October 19, 2000, the Company and Carina granted to Shane Resources Ltd. ("Shane"), a company associated by a common director, the right to earn up to 50% interest in four of the claims.

Under the terms of the agreement, Shane may earn:

(i) a 15% interest in the claims by issuing 50,000 shares to each of the Company and Carina (received), and expending an total of $250,000 on exploration of the claims within one year of the date of acceptance by Shane of the agreement terms;

5. Mineral Properties and Rights (continued)

(ii) a further 15% interest on completion of an aggregate $500,000 in expenditures on exploration of the claims within two years of the date of acceptance by Shane of the agreement terms; and

(iii) a further 20% interest on completion of an aggregate $900,000 in expenditures on exploration of the claims within three years of the date of acceptance by Shane of the agreement terms.

On March 23, 2001, the Company, Carina and Shane granted an Option to First Labrador Acquisitions Inc. ("First Labrador"), whereby First Labrador may earn an interest of 50% in claims S-134454 and S-134455 by expending $300,000 on exploration of these Claims.

On October 29, 2001, the Company, Carina and Shane granted an Option to Twin Oaks Management Inc. ("Twin Oaks"), whereby Twin Oaks may purchase a 30% carried interest, subject to a 1.5% (0.5% to the Company) operating royalty, in claims S-134454, S-134455 and S-135004, by making payments totalling $80,000 to the Company, Carina and Shane. To October 31, 2001, the Company has received $18,500.00, and its interest in the three claims is reduced to 15.835%.

To October 31, 2001, the Company had incurred acquisition costs totalling $32,788 with respect to these claims, and had made expenditures of $91,075 on exploration of the claims.

(i) Saskatchewan Diamond Projects

The Company acquired by staking, joint venture and option agreements, interests in a total of 373 claim blocks, located in north-central Saskatchewan in the Northern and Southern Mining Districts. To October 31, 2001, all but 19 of these claim blocks or the agreements associated with them were allowed to lapse.

Of the remaining 19 claim blocks, 18 are the subject of option and/or joint venture agreements, as follows:

(i) One remaining claim block is the subject of an option agreement dated February 17, 1993, between Wayne Schigol ("Schigol") and the Company, whereby Schigol has granted the Company the right to acquire a 70% interest in the claim. The interest may be acquired by the Company making payments and issuing its shares to Schigol as follows:

5. Mineral Properties and Rights (continued)

- a payment of $22,000.00 to Schigol (paid);
- issuance of 20,000 shares to Schigol (issued);
- within 30 days of the discovery and confirmation of one or more microdiamonds on the claim, the payment to Schigol of a further $250,000 and the issuance of a further 50,000 of the Company's shares.

Schigol may, by granting to the Company his 30% interest at any time prior to commencement of production, convert his interest to a 3% net profits royalty ("NPR") interest. The Company at its option after earning its interest may purchase from Schigol his 30% interest or his 3% NPR for $3,000,000, after which Schigol will retain a 1% NPR.

(ii) Five claim blocks remain the subject of an agreement dated January 13, 1993, as subsequently amended, whereby the Company granted to Farrell Financial Ltd. (which assigned to Canadian Entech Research Corp.) the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $408,500 by June, 1993. Canadian Entech has earned the 50% interest, but has not contributed its full share of subsequent joint venture exploration costs and, as of the date hereof, its interest is reduced to 41.8%.

(iii) Three claim blocks remain the subject of an agreement dated March 8, 1993, as subsequently amended, whereby the Company granted to Mountain Province Mining Inc. the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $280,000 by June, 1993. Mountain Province has earned the 50% interest, and has made its required subsequent joint venture exploration contributions.

(iv) Eight claim blocks remain the subject of a joint venture agreement dated September 23, 1993, between the Company and Golden Peaks Resources Ltd.. Under this agreement, both parties hold a 50% interest in the claim blocks, and are to contribute equally to exploration of the claim blocks.

5. Mineral Properties and Rights (continued)

(v) One claim block remains the subject of an agreement dated April 5, 1994, between the Company and JNR Resources Inc. (formerly June Resources Inc.), pursuant to which each now holds a 50% interest in the claim block. The Company and JNR Resources Inc. have common officers and three common directors.

To October 31, 2001, the Company had incurred acquisition costs totalling $644,148, of which $621,531 has been written off, and had incurred deferred exploration costs totalling $3,657,050, of which $2,805,637 has been written off. Of the above costs, $1,595,455 was recovered from joint venture partners, of which $1,315,343 has been written off against abandoned claims.

(j) Fidler Point, Alberta

During the year ended October 31, 2001, the Company abandoned its interest in this property.

(k) Ontario Diamond Project

During the year ended October 31, 2001, the Company transferred its fee simple title interest in this parcel to an arm's length party in settlement of a 1997 claim for property damages.

(l) Lush Claims, Glenwood Area, Newfoundland

During the year ended October 31, 2001, the Company abandoned its interest in this property.

(m) Lewis Claims, Glenwood Area, Newfoundland

During the year ended October 31, 2001, the Company abandoned its interest in this property.

(n) Crocker Claims, Glenwood Area, Newfoundland

During the year ended October 31, 2001, the Company abandoned its interest in this property.

(o) Noront Properties, Appleton area, Newfoundland

During the year ended October 31, 2001, the Company abandoned its interest in these properties.

5. Mineral Properties and Rights (continued)

(p) Wade Claims, Glenwood Area, Newfoundland

During the year ended October 31, 2001, the Company abandoned its interest in this property.

6. Share Capital

Authorized

The authorized share capital of the Company is 100,000,000 common shares without par value.

As of October 31, 2001, the Company's issued share capital was as follows:

	October, 2001			October, 2000		
	Number of Shares		Amount	Number of Shares		Amount
For cash	25,740,439	$	10,721,634	25,740,439	$	10,721,634
For debt settlement	486,524		121,631	486,524		121,631
For finders fees	210,000		73,600	210,000		73,600
For property	1,236,667		633,350	1,236,667		633,350
	27,673,630	$	11,550,215	27,673,630	$	11,550,215

(a) During the year no shares of the Company were issued.

(b) As at October 31, 2001 the following directors' share purchase options were outstanding:

		Number of Shares Under Option		Exercise Price	Expiry Date
Directors	(1)	362,000	$	0.15	January 28, 2002
	(1)	369,000		0.21	March 6, 2003
	(1)	750,000		0.15	November 13, 2003
		1,481,000			

6. Share Capital (continued)

(c) As at October 31, 2001, the following non-transferable share purchase warrants, issued pursuant to private placement agreements and exercisable at one share for one warrant, were outstanding:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
February 24, 2000	3,500,000	$ 0.10	February 24, 2002
March 2, 2000	1,000,000	$ 0.15	March 2, 2002
	4,500,000		

7. Related Party Transactions

(a) During the year, net property acquisition and explorations of $73,258 were paid or accrued as payable to a company of which the sole shareholder(now deceased) was a director of Consolidated Pine Channel Gold Corp.

(b) As at October 31, 2001, a total of $418,103 had been advanced on account of future exploration to a company of which the sole shareholder (now deceased) was a director and the president of Consolidated Pine Channel Gold Corp. As a result of the death of the director, that amount may become uncollectible. The Company has made a claim against his estate and is attempting to recover the amount but is unable to comment on the recoverability of the balance at this time.

These funds were raised through the sale of flow-through shares during the previous fiscal year, to be expended on qualifying exploration costs on the Company's mineral properties, which expenditures provide certain tax benefits to the shareholders who purchased the flow-through shares. To date, the funds have not been expended on the properties. Consequently, the flow-through benefits are not currently available to those shareholders who purchased the flow-through shares.

(c) During the year, management fees of $7,865, pursuant to a management agreement dated May 1, 1990, were paid or accrued as payable to a company of which the sole shareholder, now deceased, was a director of Consolidated Pine Channel Gold Corp.

(d) During the year, management fees of $20,000 were paid or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp.

7. Related Party Transactions (continued)

(e) During the year, payments totalling $36,508 were made to or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp., for corporate services ($19,102), office rent ($7,009) and for recovery of disbursements ($10,397).

(f) During the year, the Company received a total of $5,191 on account of office salaries and other shared office expenses from JNR Resources Inc., a company related by common directors and officers.

During the year, the Company received a total of $6,625 on account of office salaries and other shared office expenses from United Carina Resources Corp., a company related by common directors and officers.

During the year, the Company paid a total of $12,137 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

8. Joint Venture Operations

During the year the Company had joint ventures with Golden Peak Resources Ltd. and with Mountain Province Mining Inc. with respect to exploration on certain properties in Saskatchewan. The Company is to fund a one-half interest in each joint venture.

The Company's share of joint venture accounts is summarized as follows:

	Golden Peaks Resources Ltd.	Mountain Province Mining Inc.	Total 2001	Total 2000
Assets				
Cash	$ 6	$ (3)	$ 3	$ 3
Mineral properties and rights	124,994	15,806	140,800	163,103
Net assets	$ 125,000	$ 15,803	$ 140,803	$ 163,106
Operations				
Write-off of mineral properties	$ (17,016)	$ (5,287)	$ (22,303)	$ (18,413)

9. Subsequent Events

Subsequent to October 31, 2001, the Company has continued to negotiate to recover a total of $418,103 from the estate of a former director and president of the Company, which amount was advanced on account of future exploration to a company of which the former director was the sole shareholder. The Company is unable to comment on the recoverability of the balance at this time.

10. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from financial instruments.

11. Non-cash Financing Activities

During the year, 300,000 shares of Tyler Resources Inc. were received as consideration for a property sale. As well, 50,000 shares of Shane Resources Ltd. and 50,000 shares of Masuparia Gold Corp. were received by the Company as repayment of costs incurred on joint venture projects. The total value of these shares at the time they were received was $83,500.

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule of Deferred Exploration Costs
Year Ended October 31, 2001

Property/Project	Balance October 31, 2000	Geophys-ical Surveys	Drilling	Geologists Analyses & Report Preparation	Overhead and Project Mgmt.	Total Costs For Year	(Cost Recovery) Recovery Write-off	Costs Written Off	Balance October 31, 2001
Saskatchewan Diamond Projects	$ 733,877	$ -	$ -	$ -	$ -	$ -	$ 97,597	$ (260,175)	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-		-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	7,557
Pistol Lake Project	143,894	-	-	-	-	-	-	(55,924)	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	202,215
Stanley Mission Property	92,517	-		3,234	-	3,234	-	-	95,751
Saskatchewan Kimberlite	20,657	12,660	60,178	14,553	8,027	95,418	(63,000)	-	53,075
Fidler Point, Alberta	25,692	-	-	-	-	-	-	(25,692)	-
Expenditures		$ 12,660	$ 60,178	$ 17,787	$ 8,027				
TOTALS	$ 1,839,893					$ 98,652	$ 34,597	$ (341,791)	$ 1,631,351

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ______ **Schedule A**
X______ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED OCTOBER 31, 2001

DATE OF REPORT MARCH 19, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 03 /20
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 03 /20
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the Fourth Quarter Ended October 31, 2001

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE SCHEDULE OF DEFERRED EXPLORATION COSTS (Schedule "A")

2. **Aggregate amount of expenditures made year-to-date to parties not at arm's length from the issuer:**

Administration costs:				
Management fees	$	27,865		
Corporate services		19,102		
Premises and shared office expenses		29,543	$	76,510
Property acquisition and exploration costs:				
Acquisition and exploration	$	73,258		
Advances on future exploration		20,067		
Provision for possible uncollectability		(20,067)		73,258
			$	149,768

Refer to Note 7 of the financial statements incorporated in Schedule "A" and to item 2 of Schedule "C" for further details with respect to related party transactions during the four quarters ended October 31, 2001.

3. **Summary of Securities Issued:**

(a) **Summary of securities issued during the most recent quarter:**

Date of Issue	Type of Security	Type of Issue	Number Issued	Total (Deemed) Proceeds	Consid-eration	Commission Paid
Nil						

(b) **Options granted during the most recent quarter:**

Granted to:	Date Granted	Number of Shares Optioned	Exercise Price	Expiry Date
Nil				

4. **Summary of Securities As at the End of the Reporting Period:**

(a) **Authorized capital::** 100,000,000 common shares without par value

(b) **Summary of shares issued and outstanding:**

Consideration	Number of Shares		Capital Amount
Cash	25,740,439	$	10,721,634
Other than cash	1,933,191		828,581
Totals - October 31, 2001	27,673,630	$	11,550,215

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Options			
Director's stock option (1)	362,000	$0.15	January 28, 2002
Director's stock option (1)	369,000	$0.21	March 6, 2003
Director's stock option (1)	750,000	$0.15	November 13, 2003
	1,481,000		
Warrants			
Private placement 02/24/2000	3,500,000	$0.10	February 24, 2002
Private placement 03/02/2000	1,000,000	$0.15	March 2, 2002
	4,500,000		
Total warrants & options	5,981,000		

(d) **Shares held in escrow, or subject to pooling agreement:**

- Held in escrow: Nil

- Subject to pooling agreement: Nil

5. **Directors of the Issuer:**

Directors	Office Held
Richard G. Walker	President
T. Andrew Parker	Secretary
Richard T. Kusmirski	

ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year and Fourth Quarter ended October 31, 2001

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan, and holds property interests in the Provinces of Alberta, Newfoundland and Ontario.

2. Operations and Financial Condition

Operations

During the fiscal year, the Company's efforts have continued to be concentrated on the exploration of its joint venture mineral claims in the Fort a la Corne area of Saskatchewan, and on seeking exploration partners for those properties.

On March 23, 2001, the Company, United Carina Resources Corp. ("Carina") and Shane Resources Ltd. ("Shane"), granted an option to First Labrador Acquisitions Inc. ("First Labrador") whereby First Labrador can earn an interest of up to 50% in mineral claims S-134454 and S-134455 (the "Property"), situated in the Forte a la Corne area of Saskatchewan. Carina, Pine Channel and Shane each hold an undivided 1/3 interest in the Property. The option, which is subject to the approval of regulatory authorities, provides that First Labrador can earn a 50% interest in the Property by completing a $300,000 work program on the Property, or by making payment of that amount.

On October 29, 2001, the Company, Carina and Shane granted an option to Twin Oaks Management Inc. ("Twin Oaks") under which Twin Oaks may purchase a 30% interest in mineral claims S-134454, S-134455 and S-135004 for a total of $80,000, of which $35,000 has been paid.. The option is subject to a 0.5% operating royalty in favour of the Company and Carina.

Administration costs for the year were significantly (33%) lower than for the previous year. The total costs were lower than for the previous year, and included Part XII.6 income tax assessed with respect to prior fiscal years. During the first quarter, 66% of the cost of office wages and benefits, as well as certain other office-related costs, were recovered from two associated companies with which the Company shares office space and services. The substantial costs allocated to professional fees during the year reflects additional audit and legal costs associated with the determination of the amount and steps taken to recover funds advanced to a related party.

During the first quarter of the year, a further provision was made for advances totalling $20,067 made to a related party, the recoverability of which is uncertain. For further details, refer to the section heading "Related Party Transactions", below.

Related Party Transactions

(a) During the year, management fees in the amount of $27,865 were paid or accrued as payable, of which $7,865 was paid pursuant to a management contract, to D. W. Ventures Inc., a management company controlled by a former officer and director of the Company, now deceased. The balance of $20,000 was paid to a current director and the president of the Company.

(b) During the year, net property and exploration costs of $73,258 were made during the first quarter to Devex Exploration Inc., a company controlled by a former officer and director of the Company, now deceased;

(c) During the first quarter of the year, and during the previous year, advances on account of future exploration costs were made to Devex Exploration Inc.. At the first quarter end, the balance of such advances was $418,103 and, due to the death of the sole director, officer and shareholder of Devex Exploration Inc., the recoverability of the amount was uncertain and a provision has been made for the possibility of it becoming uncollectible. The Company has made a claim against the deceased director's estate and is attempting to recover the amount but is unable to comment on the recoverability of the balance at this time.

(d) During the year, charges for accounting and administrative management services of $19,102 and for shared rent and disbursements of $17,406 were paid or accrued as payable to Infineer Services Inc., an operational management company controlled by an officer and director of the Company;

(e) During the year, $5,191 was received or accrued as receivable for shared office salaries and other shared office costs from JNR Resources Inc., a company related by common directors and officers.

(f) During the year, $6,625 was received or accrued as receivable for shared office salaries and other shared office costs from United Carina Resources Corp., a company related by common directors and officers.

(g) During the year, the Company paid or accrued as payable a total of $12,137 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

Shareholder Relations

During the year to date, the Company has not conducted any unusual investor relations programs, but has continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	Year-to-date Costs	4th Quarter Costs
News release dissemination	$ 954	$ -
Web site maintenance	3,380	555
Investment conference fees & expenses	1,138	-
Investor print media & article reprints	561	-
Total - Shareholder relations	$ 6,033	555

Expenditure Category		Year-to-date Costs		4th Quarter Costs
News release dissemination	$	954	$	-
Web site maintenance		3,380		555
Investment conference fees & expenses		1,138		-
Investor print media & article reprints		561		-
Total - Shareholder relations	$	6,033		555

3. **Subsequent Events**

Subsequent to October 31, 2001, the Company has continued to negotiate to recover a total of $418,103 from the estate of a former director and president of the Company, which amount was advanced on account of future exploration to a company of which the former director was the sole shareholder. The Company is unable to comment on the recoverability of the balance at this time.

4. **Financings**

During the year to date, the Company has not negotiated any financings, nor have funds been raised by way of the exercise of options or private placement warrants.

5. **Liquidity and Solvency**

The Company had a working capital deficiency of $21,936 as at July 31, 2000, which management is attempting to address in order that the Company my meet its operating needs and financial obligations for the immediate future. Upon recovery of some or all of the funds referred to in item 2(a) above, the working capital deficiency will be eliminated, after which the Company intends to continue exploration programs on its Saskatchewan Kimberlite and other properties, and to acquire new properties of interest. As an interim measure, the Company is actively seeking to find purchasers or optionees for interests in certain of its mineral properties, in order to generate sufficient liquidity to ensure its uninterrupted operation. Management is confident that these measures will

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X ___ **Schedule A**
_____ **Schedules B & C**

02 APR 15 AM 11:07

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street
Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED JANUARY 31, 2002

DATE OF REPORT MARCH 27, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 03 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 03 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP. Schedule "A"

(Prepared by management)

Balance Sheet

January 31, 2002 and 2001

	2002	2001
ASSETS		
Current		
Cash	$ 7,268	$ 48,620
Marketable securities	6,500	19,380
Accounts and advances receivable	1,474	29,386
	15,242	97,386
Capital (note 3)	4,838	6,261
Mineral properties and rights (note 4)	1,755,690	2,102,823
	$ 1,775,770	$ 2,206,470
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 92,338	$ 17,781
Due to a director, non-interest bearing	7,500	-
	99,838	17,781
SHAREHOLDERS' EQUITY		
Share Capital (note 5)	11,550,215	11,550,215
Deficit	(9,874,283)	(9,361,526)
	1,675,932	2,188,689
	$ 1,775,770	$ 2,206,470

Approved by the Directors:

"R. G. Walker" Director

"T. A. Parker" Director

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

(Prepared by management)

Statement of Operations and Deficit

Three Months Ended January 31, 2002 and 2001

	2002	2001
Deferred exploration and development costs		
See Schedule of Property Expenditures	$ -	$ 68,554
Administrative costs		
Automobile	-	378
Bank charges and loan interest	18	73
Corporate services	5,250	3,052
Filing and listing fees	-	1,500
Management fees	7,500	7,865
Office expense	1,280	2,210
Premises expense	1,648	1,650
Printing	-	391
Professional fees	2,675	161
Shareholder relations	350	3,287
Telecommunications	252	757
Transfer agency costs	338	446
Travel	-	-
Wages and benefits	2,523	14,054
	21,834	35,824
Less		
Interest income	(20)	(965)
	21,814	34,859
Total costs	21,814	103,413
Less deferred costs	-	(68,554)
Less cost recoveries	-	(11,065)
Operating loss for three months	21,814	23,794
Recovery of mineral property costs abandoned	-	(60,000)
Writedown of marketable securities	-	45,000
Loss on disposal of marketable securities	-	460
Provision for uncollectible advances to a related party (note 7)	-	20,067
Loss for three months	21,814	29,321
Deficit, beginning of year	9,852,469	9,332,205
Deficit, end of three months	$ 9,874,283	$ 9,361,526
Loss per share	$ 0.001	$ 0.001
Weighted average number of common shares outstanding	27,673,630	27,673,630

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

(Prepared by management)

Statement of Cash Flows

Three Months Ended January 31, 2002 and 2001

	2001	2001
Cash flows from (used for) operating activities		
Operations		
Loss for three months	$ (21,814)	$ (29,321)
Items not involving cash		
Recovery of mineral property costs abandoned	-	(60,000)
Writedown of marketable securities	-	45,000
Loss on disposal of marketable securities	-	460
	(21,814)	(43,861)
Cash provided by (invested in) non-cash working capital		
Decrease (increase) in accounts receivable	4,224	44,098
Increase (decrease) in accounts payable	15,607	2,108
Increase (decrease) in amount due to a director	2,500	-
	517	46,206
Cash flows from financing activities		
Issue of share capital		
- for cash	-	-
Cash provided by (used for) investing activities		
Deferred exploration costs	-	(68,554)
Acquisition of mineral properties for cash	-	(9,959)
Proceeds from disposal of marketable securities	-	14,660
	-	(63,853)
Increase (decrease) in cash	517	(61,508)
Cash and cash equivalents, beginning of year	6,751	110,128
Cash and cash equivalents, end of three months	$ 7,268	$ 48,620

ONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule "A"

(Prepared by management)

Schedule of Property Expenditures

Three Months Ended January 31, 2002 and 2001

Property		Total at October 31, 2001	Acquisition Costs	Deferred Exploration Costs	Costs Recoveries & Write-offs	Total at January 31, 2002	Total at January 31, 2001
Saskatchewan diamond projects	$	593,918 $	- $	- $	- $	593,918 $	773,698
CBS 8175 (N. Athabasca), SK		502,520	-	-	-	502,520	502,520
Norite (Axis Lake) project, SK		165,119	-	-	-	165,119	162,417
Marble Cove project, SK		18,280	-	-	-	18,280	17,800
Pistol Lake project, SK		92,121	-	-	-	92,121	224,179
Diane Lake project, SK		203,569	-	-	-	203,569	203,569
Dickins Lake project, SK		(8,910)		-	-	(8,910)	
Stanley Mission claims, SK		103,210	-	-	-	103,210	99,976
Kimberlite project, SK		85,863	-	-	-	85,863	443
Fidler Point, AB		-	-	-	-	-	25,692
Ontario diamond projects		-	-	-	-	-	4,537
Lush Claims, NF		-	-	-	-	-	18,802
Lewis Claims, NF		-	-	-	-	-	11,000
Noront Properties, NF		-	-	-	-	-	12,500
Crocker Claims, NF		-	-	-	-	-	11,000
Wade Claims, NF		-	-	-	-	-	4,000
	$	1,755,690 $	- $	- $	- $	1,755,690 $	3,193,865

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to recover certain receivables for which an allowance has been created, to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Joint Venture Operations

These financial statements include the accounts of the Company's proportionate share of the assets, liabilities, revenues and expenses of two unincorporated joint ventures in which it participates (note 8).

3. Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 20% per annum.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of 3 months or less when purchased. As at January 31, 2002, there were no cash equivalents.

3. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for using the assets and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Office equipment	$ 25,196	$ 20,359	$ 4,838	$ 6,261

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at January 31, 2002	Total at January 31, 2001
Saskatchewan (Metals)				
CBS 8175 (North Athabasca)				
Deferred administration	$ -	$ 18,261	$ 18,261	$ 18,261
Property and exploration	6,295	482,964	489,259	489,259
Norite (Axis Lake) project	52,860	122,259	175,119	175,119
Marble Cove project	10,723	7,557	18,280	18,040
Pistol Lake project	4,153	124,748	128,901	186,687
Dickens Lake claims	90	-	90	-
Diane Lake claims	1,354	202,215	203,569	203,569
Stanley Mission claims	7,459	95,751	103,210	103,210
Saskatchewan kimberlite project	32,788	91,075	123,863	118,586
Property option recoveries	(14,000)	(84,780)	(98,780)	(71,279)
	101,722	1,060,050	1,161,772	1,241,452
Saskatchewan Diamond Projects				
Molanosa Arch project	21,838	711,393	733,231	988,285
Golden Peaks joint venture	779	124,215	124,994	142,009
Mountain Province joint venture	-	15,805	15,805	21,093
Property option recoveries	-	(280,112)	(280,112)	(377,709)
	22,617	571,301	593,918	773,678
Alberta (Uranium)				
Fidler Point	-	-	-	25,692
Ontario Diamond Projects				
Other Ontario properties	-	-	-	9,070
Property option recoveries	-	-	-	(4,370)
	-	-	-	4,700
Newfoundland Projects				
Lush claims	-	-	-	18,802
Lewis claims	-	-	-	11,000
Noront properties	-	-	-	12,500
Crocker claims	-	-	-	11,000
Wade claims	-	-	-	4,000
	-	-	-	57,302
	$ 124,339	$ 1,631,351	$ 1,755,690	$ 2,102,824

5. **Mineral Properties and Rights** (continued)

(a) CBS 8175

The Company and JNR Resources Inc., an affiliated company, each hold a 50% interest in CBS 8175. To January 31, 2002, the Company had expended a total of $6,295 on acquisition and $482,964 on exploration of the claims making up this project.

(b) Norite Project claims

The Company holds a 100% interest in the remaining four claims comprising this project. Pursuant to an agreement dated January 31, 1997, the Issuer granted to United Carina Resources Corp. ("Carina") an option to acquire a 50% interest in the remaining claims. The option may be exercised by Carina completing a $10,000 property payment to the Issuer (made), and $900,000 of exploration of the 4 claims.

To January 31, 2002, the Company had net acquisition costs of $52,860 and net deferred exploration costs of $122,259 relating to the remaining claims.

(c) Marble Cove Dolomite Project

The Company acquired by staking agreement a group of 3 dolomite/marble quarrying parcels, upon which the Saskatchewan government has granted quarry leases. To January 31, 2002, the Company has expended $18,280 in acquisition, research and testing of the property.

(d) Pistol Lake Project

The Company acquired by staking, during late 1994 and early 1995, 11 claims in the Pistol Lake area of northeastern Saskatchewan, which it examined for the presence of an economic copper-zinc deposit. Six of the claims have lapsed and the associated costs and cost recoveries were written off.

To January 31, 2002, the Company had expended $4,153 on staking and a total of $124,748 on exploration of the remaining claims.

Pursuant to an agreement dated February 26, 1997, the Issuer granted to Leader Mining International Inc. ("Leader") an option to acquire up to a 90% interest in the property. The option is exercisable, and Leader may earn an 80% working interest in the property by:

5. **Mineral Properties and Rights** (continued)

(i) issuing 10,000 common shares of Leader to the Issuer (received); and

(ii) completing $1,500,000 in exploration expenditures on the property, where $150,000 must be expended in the first year of the agreement;

Leader may then purchase a further 10% working interest in the property by payment of $10,000,000 to the Issuer. Thereafter, Leader's interest will be subject to a 2% net smelter return ("NSR") royalty, which may be reduced to a 1% NSR by payment to the Issuer of a further $2,000,000.

(e) Dickens Lake Claims

In August, 2000, the Company and United Carina Resources Corp. ("Carina") jointly staked mineral claims S-106625, S-106626 and S-106628 (the "Claims"), in the Dickens Lake area, Northern Mining District, Saskatchewan.

Pursuant to an agreement dated May 22, 2001, the Company and Carina granted an option to Masuparia Gold Corporation ("Masuparia") whereby Masuparia may acquire an interest of up to 70% in the Claims. Under the terms of the agreement, Masuparia may acquire a 51% interest in the Claims by:

(i) making a cash payment of $10,000 ($5,000 to each of the Company and Carina) by May 25, 2001 (paid); and

(ii) issuing 50,000 of its shares to each of the Company and Carina; and

(iii) making exploration expenditures on the Claims totalling $325,000 by not later than May 25, 2005, with a minimum of $25,000 expended in the first year and a minimum of $100,000 expended in each of the next three years.

After earning a 51% interest in the Claims, Masuparia may increase its working interest in the Claims to 70% by expending a further $500,000 on exploration of the Claims before May 25, 2008.

To January 31, 2002, the Company had expended a total of $90 on acquisition of the Claims.

5. Mineral Properties and Rights (continued)

(f) Diane Lake Claims

During 1998, the Company acquired this property by staking one mineral claim situated in the vicinity of Diane Lake, in northern Saskatchewan.

To January 31, 2002, the Company had expended $1,354 on acquisition costs and $202,215 on exploration of the claim.

(g) Stanley Mission Claims

During 1998, the Company acquired this property by staking five mineral claims in the vicinity of Stanley Mission, in northern Saskatchewan. To October 31, 2001, the Company had expended $7,459 on acquisition and $95,751 on exploration of the claims.

(h) Saskatchewan Kimberlite Project

During 2000, the Company and United Carina Resources Corp. ("Carina") acquired by staking 261 mineral claims in the Fort a la Corne area of north central Saskatchewan with the potential to host kimberlitic structures.

On March 23, 2001, the Company, Carina and Shane granted an Option to First Labrador Acquisitions Inc. ("First Labrador"), whereby First Labrador may earn an interest of 50% in claims S-134454 and S-134455 by expending $300,000 on exploration of these Claims.

On October 29, 2001, the Company, Carina and Shane granted an Option to Twin Oaks Management Inc. ("Twin Oaks"), whereby Twin Oaks may purchase a 30% carried interest, subject to a 1.5% (0.5% to the Company) operating royalty, in claims S-134454, S-134455 and S-135004, by making payments totalling $80,000 to the Company, Carina and Shane. To October 31, 2001, the Company has received $18,500.00, and its interest in the three claims is reduced to 15.835%.

To January 31, 2002, the Company had incurred acquisition costs totalling $32,788 with respect to these claims, and had made expenditures of $91,075 on exploration of the claims.

(i) Saskatchewan Diamond Projects

The Company acquired by staking, joint venture and option agreements, interests in a total of 373 claim blocks, located in north-central Saskatchewan

5. Mineral Properties and Rights (continued)

in the Northern and Southern Mining Districts. To October 31, 2001, all but 19 of these claim blocks or the agreements associated with them were allowed to lapse.

Of the remaining 19 claim blocks, 18 are the subject of option and/or joint venture agreements, as follows:

(i) One remaining claim block is the subject of an option agreement dated February 17, 1993, between Wayne Schigol ("Schigol") and the Company, whereby Schigol has granted the Company the right to acquire a 70% interest in the claim. The interest may be acquired by the Company making payments and issuing its shares to Schigol as follows:

- a payment of $22,000.00 to Schigol (paid);
- issuance of 20,000 shares to Schigol (issued);
- within 30 days of the discovery and confirmation of one or more microdiamonds on the claim, the payment to Schigol of a further $250,000 and the issuance of a further 50,000 of the Company's shares.

Schigol may, by granting to the Company his 30% interest at any time prior to commencement of production, convert his interest to a 3% net profits royalty ("NPR") interest. The Company at its option after earning its interest may purchase from Schigol his 30% interest or his 3% NPR for $3,000,000, after which Schigol will retain a 1% NPR.

(ii) Five claim blocks remain the subject of an agreement dated January 13, 1993, as subsequently amended, whereby the Company granted to Farrell Financial Ltd. (which assigned to Canadian Entech Research Corp.) the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking total of $408,500 by June, 1993. Canadian Entech has earned the 50% interest, but has not contributed its full share of subsequent joint venture exploration costs and, as of the date hereof, its interest is reduced to 41.8%.

(iii) Three claim blocks remain the subject of an agreement dated March 8, 1993, as subsequently amended, whereby the Company granted to Mountain Province Mining Inc. the right to earn a 50% interest in the claim blocks by expending on exploration and further claims staking

5. Mineral Properties and Rights (continued)

total of $280,000 by June, 1993. Mountain Province has earned the 50% interest, and has made its required subsequent joint venture exploration contributions.

(iv) Eight claim blocks remain the subject of a joint venture agreement dated September 23, 1993, between the Company and Golden Peaks Resources Ltd.. Under this agreement, both parties hold a 50% interest in the claim blocks, and are to contribute equally to exploration of the claim blocks.

(v) One claim block remains the subject of an agreement dated April 5, 1994, between the Company and JNR Resources Inc. (formerly June Resources Inc.), pursuant to which each now holds a 50% interest in the claim block. The Company and JNR Resources Inc. have common officers and three common directors.

To October 31, 2001, the Company had incurred acquisition costs totalling $644,148, of which $621,531 has been written off, and had incurred deferred exploration costs totalling $3,657,050, of which $2,805,637 has been written off. Of the above costs, $1,595,455 was recovered from joint venture partners, of which $1,315,343 has been written off against abandoned claims.

6. Share Capital

Authorized

The authorized share capital of the Company is 100,000,000 common shares without par value.

As of January 31, 2002, the Company's issued share capital was as follows:

	January, 2002			January, 2001		
	Number of Shares		Amount	Number of Shares		Amount
For cash	25,740,439	$	10,721,634	25,740,439	$	10,721,634
For debt settlement	486,524		121,631	486,524		121,631
For finder's fees	210,000		73,600	210,000		73,600
For property	1,236,667		633,350	1,236,667		633,350
	27,673,630	$	11,550,215	27,673,630	$	11,550,215

(a) During the first quarter no shares of the Company were issued.

6. Share Capital (continued)

(b) As at January 31, 2002 the following directors' share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors	(1)	369,000	$0.21	March 6, 2003
	(1)	750,000	$0.15	November 13, 2003
		1,119,000		

(c) As at January 31, 2002, the following non-transferable share purchase warrants, issued pursuant to private placement agreements and exercisable at one share for one warrant, were outstanding:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
February 24, 2000	3,500,000	$0.10	February 24, 2002
March 2, 2000	1,000,000	$0.15	March 2, 2002
	4,500,000		

7. Related Party Transactions

(a) As at January 31, 2001, a total of $418,103 had been advanced on account of future exploration to a company of which the sole shareholder (now deceased) was a director and the president of Consolidated Pine Channel Gold Corp. As a result of the death of the director, that amount may become uncollectible. The Company has made a claim against his estate and is attempting to recover the amount but is unable to comment on the recoverability of the balance at this time.

These funds were raised through the sale of flow-through shares during the previous fiscal year, to be expended on qualifying exploration costs on the Company's mineral properties, which expenditures provide certain tax benefits to the shareholders who purchased the flow-through shares. To date, the funds have not been expended on the properties. Consequently, the flow-through benefits are not currently available to those shareholders who purchased the flow-through shares.

(b) During the year to date, management fees of $7,500 were paid or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp.

7. Related Party Transactions (continued)

(c) During the year to date, payments totalling $8,220 were made to or accrued as payable to a company of which the sole shareholder is a director of Consolidated Pine Channel Gold Corp., for corporate services ($5,250), office rent ($1,648) and for recovery of disbursements ($1,322).

(d) During the year to date, the company paid a total of $2,523 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

8. Joint Venture Operations

During the year to date, the Company had joint ventures with Golden Peak Resources Ltd. and with Mountain Province Mining Inc. with respect to exploration on certain properties in Saskatchewan. The Company is to fund a one-half interest in each joint venture.

The Company's share of joint venture accounts is summarized as follows:

	Golden Peaks Resources Ltd.	Mountain Province Mining Inc.	Total 2001	Total 2000
Assets				
Cash	$ 6	$ (3)	$ 3	$ 3
Mineral properties and rights	124,994	15,806	140,800	163,103
Net assets	125,000	15,803	140,803	163,106
Operations				
	$ -	$ -	$ -	$ -

9. Subsequent Events

Subsequent to January 31, 2002, the Company has continued to negotiate to recover a total of $418,103 from the estate of a former director and president of the Company, which amount was advanced on account of future exploration to a company of which the former director was the sole shareholder. The Company is unable to comment on the recoverability of the balance at this time.

10. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from financial instruments.

11. Non-cash Financing Activities

During the year to date, there have been no non-cash financing activities.

CONSOLIDATED PINE CHANNEL GOLD CORP.

Schedule of Deferred Exploration Costs
First Quarter Ended January 31, 2002

Property/Project	Balance October 31, 2001	Geophys-ical Surveys	Drilling	Geologists, Analyses & Report Preparation	Overhead & Project Mgmt.	Total Costs For Quarter	(Cost Recovery) Recovery Write-off	Costs Written Off	Balance January 31, 2002
Saskatchewan Diamond Projects	$ 571,299	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 571,299
North Athabasca Project (formerly CBS 8175)	501,225	-	-	-	-	-	-	-	501,225
Norite Project claims	112,259	-	-	-	-	-	-	-	112,259
Marble Cove Project	7,557	-	-	-	-	-	-	-	7,557
Pistol Lake Project	87,970	-	-	-	-	-	-	-	87,970
Diane Lake Property	202,215	-	-	-	-	-	-	-	202,215
Stanley Mission Property	95,751	-	-	-	-	-	-	-	95,751
Saskatchewan Kimberlite	53,075	-	-	-	-	-	-	-	53,075
Expenditures		$ -	$ -	$ -	$ -				
TOTALS	$ 1,839,893					$ -	$ -	$ -	$ 1,839,893

BC Form 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____ **Schedule A**
X ____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER CONSOLIDATED PINE CHANNEL GOLD CORP.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

WEB SITE ADDRESS: www.pinechannel.com EMAIL: info@pinechannel.com

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

FOR QUARTER ENDED JANUARY 31, 2002

DATE OF REPORT MARCH 27, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Richard G. Walker"	RICHARD G. WALKER	2002 / 03 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 03 /28
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CONSOLIDATED PINE CHANNEL GOLD CORP.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the First Quarter Ended January 31, 2002

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE SCHEDULE OF DEFERRED EXPLORATION COSTS (Schedule "A")

2. **Aggregate amount of expenditures made year-to-date to parties not at arm's length from the issuer:**

Administration costs:		
Management fees	$ 7,500	
Corporate services	5,250	
Premises and shared office expenses	2,970	$ 15,720

Refer to Note 7 of the financial statements incorporated in Schedule "A" and to item 2 of Schedule "C" for further details with respect to related party transactions during the quarter ended January 31, 2002.

3. **Summary of Securities Issued:**

(a) Summary of securities issued during the most recent quarter:

Date of Issue	Type of Security	Type of Issue	Number Issued	Total (Deemed) Proceeds	Consid-eration	Commission Paid
Nil						

(b) Options granted during the most recent quarter:

Granted to:	Date Granted	Number of Shares Optioned	Exercise Price	Expiry Date
Nil				

4. **Summary of Securities As at the End of the Reporting Period:**

(a) **Authorized capital::** 100,000,000 common shares without par value

(b) **Summary of shares issued and outstanding:**

Consideration	Number of Shares		Capital Amount
Cash	25,740,439	$	10,721,634
Other than cash	1,933,191		828,581
Totals - January 31, 2002	27,673,630	$	11,550,215

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Options			
Director's stock option (1)	369,000	$0.21	March 6, 2003
Director's stock option (1)	750,000	$0.15	November 13, 2003
	1,119,000		
Warrants			
Private placement 02/24/2000	3,500,000	$0.10	February 24, 2002
Private placement 03/02/2000	1,000,000	$0.15	March 2, 2002
	4,500,000		
Total warrants & options	5,619,000		

(d) **Shares held in escrow, or subject to pooling agreement:**

- Held in escrow: Nil

- Subject to pooling agreement: Nil

5. **Directors of the Issuer:**

Directors	Office Held
Richard G. Walker	President
T. Andrew Parker	Secretary
Richard T. Kusmirski	

ISSUER: CONSOLIDATED PINE CHANNEL GOLD CORP. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year-To-Date and First Quarter ended January 31, 2002

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan, and holds property interests in the Provinces of Alberta, Newfoundland and Ontario.

2. Operations and Financial Condition

Operations

During the fiscal year to date, the Company's efforts have continued to be concentrated on the exploration of its joint venture mineral claims in the Fort a la Corne area of Saskatchewan, and on seeking exploration partners for those properties.

No significant events involving the Company's mineral properties have occurred during the quarter.

Administration costs for the year to date were significantly (39%) lower than for same quarter in the previous year, largely due to lower office-related charges and costs. The total costs were lower than for the same quarter in the previous year as well, mainly due to the lack of exploration activity in the current year to date.

During the first quarter of last year, greater expenses were recorded due to a further provision was made for advances totalling $20,067 made to a related party. For further details, refer to the section heading "Related Party Transactions", below.

Related Party Transactions

(a) During the year to date, management fees in the amount of $7,500 were paid or accrued as payable to a current director and the president of the Company.

(b) During the first quarter of the last fiscal year, and during the previous year, advances on account of future exploration costs were made to Devex Exploration Inc.. At the first quarter end, the balance of such advances was $418,103 and, due to the death of the sole director, officer and shareholder of Devex Exploration Inc., the recoverability of the amount was uncertain and a provision has been made for the possibility of it becoming uncollectible. The Company has made a claim against the deceased director's estate and is attempting to recover the amount but is unable to comment on the recoverability of the balance at this time.

(c) During the year to date, charges for accounting and administrative management services of $5,250 and for shared rent and disbursements of $2,970 were paid or accrued as payable to Infineer Services Inc., an operational management company controlled by an officer and director of the Company;

(d) During the year to date, the Company paid or accrued as payable a total of $2,523 on account of shared office salaries to JNR Resources Inc., a company related by common directors and officers.

Shareholder Relations

During the year to date, the Company has not conducted any unusual investor relations programs, but has continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category		1st Quarter Costs
News release dissemination	$	-
Web site maintenance		350
Investment conference fees & expenses		-
Investor print media & article reprints		-
Total - Shareholder relations		350

3. Subsequent Events

Subsequent to January 31, 2002, the Company has continued to negotiate to recover a total of $418,103 from the estate of a former director and president of the Company, which amount was advanced on account of future exploration to a company of which the former director was the sole shareholder. The Company is unable to comment on the recoverability of the balance at this time.

4. Financings

During the year to date, the Company has not negotiated any financings, nor have funds been raised by way of the exercise of options or private placement warrants.

5. Liquidity and Solvency

The Company had a working capital deficiency of $77,096 as at January 31, 2002, which management is addressing in order that the Company my meet its operating needs and financial obligations for the immediate future. Upon recovery of some or all of the funds referred to in items 2(b) and 3, above, the working capital deficiency will be eliminated, after which the Company intends to continue exploration programs on its Saskatchewan Kimberlite and other properties, and to acquire new properties of interest. As an interim measure, the Company is actively seeking to find purchasers or optionees for interests in certain of its mineral properties, in order to generate sufficient liquidity to ensure its uninterrupted operation.

CONSOLIDATED PINE CHANNEL GOLD CORP.

CERTIFICATE of MAILING

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of Consolidated Pine Channel Gold Corp. (the "Company");

2. With respect to the Company's Quarterly Report in Form 51-901F for the first fiscal quarter ended January 31st, 2002:

    (a) On the 1st day of April, 2002, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by Pacific Corporate Trust Company, the Registrar and Transfer Agent for the Company, as follows:

        i) Form 51-901F - Quarterly Report, incorporated as part of Schedule A;

        ii) Schedule A to the Quarterly Report, being the interim comparative financial statements for the three months ended January 31st, 2002

        iii) Form 51-901F - Quarterly Report, incorporated as part of Schedules B & C;

        iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

        v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

    (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

    (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, B. C., this 1st day of April, 2002.

"T. A. Parker"
THOMAS ANDREW PARKER